Alelo Inc.



ANNUAL REPORT

2390 Las Posas Rd. Unit C

Camarillo, CA 93011

0

https://www.alelo.com/

This Annual Report is dated May 1, 2023.

BUSINESS

Alelo Inc. (the "Issuer", the "Company", "we", "us" or "our") uses artificial intelligence to help people realize their potential, by helping them develop better communication and interpersonal skills. Alelo developed its technology originally to help military members quickly learn foreign languages and cultures, helping to reduce conflicts and even save lives. It now makes this technology available via the cloud to educational institutions and companies worldwide. Alelo offers subscriptions to its online products, and also creates custom AI simulations for its larger customers. Over 500,000 people in over 25 countries have used Alelo's AI simulations and technology platform. Alelo has a wholly-owned subsidiary, Alelo TLT, LLC, which provides services to the Federal government.

Previous Offerings

Name: FlashSeed Preferred Stock

Type of security sold: Equity

Final amount sold: $1,505,231.00

Number of Securities Sold: 2,398,889

Use of proceeds: Product development, marketing and company operations.

Date: January 31, 2018

Offering exemption relied upon: 506(c)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $200,000.62

Number of Securities Sold: 289,856

Use of proceeds: Research & development, marketing and company operations.

Date: September 26, 2017

Offering exemption relied upon: 506(c)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $25,000.08

Number of Securities Sold: 36,232

Use of proceeds: Research & development, marketing and company operations.

Date: June 06, 2019

Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

The Company has generated revenues since the first year of its operation. Initially, these revenues came from development projects for the US Government, together with some licenses for off-the-shelf products. This business has provided revenues over the history of the Company but has low margins and revenues have been vulnerable to contracting delays, program funding cuts, and government shutdowns.

Starting four years ago the Company made the decision to transition from a project-based business model to a business model relying predominantly upon recurring revenue from subscriptions of products served on our cloud-based Enskill platform. The advantage of the subscription-based approach is that revenue scales linearly with the number of registered users while operating costs scale very gradually as the number of registered users increases. We targeted new commercial customers that are amenable to entering into recurring revenue contracts that pay higher margins than development projects. 2018 through 2020 began to show results from this transition.

Revenue in 2022 was $1.011M, up 115% from 2021. One of our major Government contracts (DHRA) increased significantly in 2022 bringing in more revenue. As well as signed a large contract with ConverSage which increased the commercial revenue. We also signed contracts with universities in multiple countries adding to the commercial revenue.
Cost of revenue
The cost of sales in 2022 was $871,002, down 5% from 2021. The cost of revenue on development projects is a function of labor costs, which grow and decrease in proportion to the work to be done.
Operating expenses
Operating expenses in 2022 were $1.307M, up 4% from 2021. R&D expenditures decreased 17%, and administrative expenses increased 10%. Sales and marketing expenditures increased by 41%, with the goal of increasing future revenues.
Historical results and cash flows:

Company revenues come from two sources: custom course development and product subscriptions. Custom course development involves significant labor costs. Our cloud-based products in contrast have low labor costs and operating costs, and scale easily to large numbers of users; as the number of users increases the gross margin percentage from operations also increases. Therefore, as the proportion of company revenues from product subscriptions increases, the overall gross margin percentage and profitability tend to increase as well.

Historically, the proportion of revenues from product revenues has been small, but investors should not expect that to be the case in the future, as demand for subscription products increases.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $7,937.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA Covid-19 EIDL
Amount Owed: $499,900
Interest Rate: 3.75%
Maturity Date: January 17, 2024
Secured by Alelo's intellectual property. In July 2021, the company received a loan from SBA. The loan carries an interest rate of 3.75%.

Creditor: Eugene Hale, Sr.

Amount Owed: $112,107

Interest Rate: 6.5%

Maturity Date: December 31, 2022

Secured by Alelo's intellectual property. Starting from 2016 to 2018, the Company received several loans from one of its shareholders, Eugene Hale, in the total aggregate amount of $700,000. No agreement was put in place for these loans. In 2018, $500,000 was converted to 724,638 shares of Preferred Stock, and the Company made a monthly interest of $2,000 on the remainder balance of $200,000.

Creditor: W. Lewis Johnson

Amount Owed: $1,755,718.00

Interest Rate: 6.5%

Maturity Date: August 31, 2022

Secured by Alelo's intellectual property. On July 31, 2019, the Company received a loan from one of its shareholders, Lewis Johnson, in the amount of $825,300. The loan carries an interest rate of 6.5% per annum and matures on July 30, 2020. The company continues to receive loans from Lewis Johnson, leaving an outstanding balance as of December 31, 2022 $1,755,718. Alelo has paid back $106,562 in 2022.

Creditor: R. Ann Johnson Estate

Amount Owed: $42,000.00

Interest Rate: 6.5%

Maturity Date: May 31, 2021

Secured by Alelo's intellectual property. As of December 31, 2022, this loan has an outstanding balance of $42,000 and complete amount is classified as current.

Creditor: R. Ann Johnson Estate

Amount Owed: $49,000.00

Interest Rate: 6.5%

Maturity Date: August 20, 2020

Secured by Alelo's intellectual property. As of December 31, 2022, this loan has an outstanding balance of $49,000 and complete amount is classified as current.

Creditor: R. Ann Johnson Estate

Amount Owed: $349,000.00

Interest Rate: 6.5%

Maturity Date: March 31, 2022

Secured by Alelo's intellectual property. The Company has a total of 11 Secured by Alelo's intellectual property. As of December 31, 2022, this loan has an outstanding balance of $349,000 and complete amount is classified as current.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lewis Johnson

Lewis Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and CEO

Dates of Service: January, 2006 - Present

Responsibilities: Leads company strategy, operations, research and development, and overall management of the business.

Position: Chairman of the Board

Dates of Service: May, 2019 - Present

Responsibilities: Leadership of the Board of Directors.

Position: Director

Dates of Service: December, 2006 - Present

Responsibilities: Fiduciary responsibility for the Company.

Name: Thomas Lyman Chun

Thomas Lyman Chun's current primary role is with Private investor. Thomas Lyman Chun currently services <1 hour per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January, 2012 - Present

Responsibilities: Fiduciary responsibility for the Company.

Name: Richard Koffler

Richard Koffler's current primary role is with Syntouch, Inc.. Richard Koffler currently services <1 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January, 2012 - Present

Responsibilities: Fiduciary responsibility for the Company.

Other business experience in the past three years:

Employer: Syntouch, Inc.

Title: CEO

Dates of Service: May, 2019 - Present

Responsibilities: Overall management and strategy

Name: Karen Chiang

Karen Chiang's current primary role is with Independent consultant. Karen Chiang currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January, 2018 - Present

Responsibilities: Fiduciary responsibility for the Company.

Other business experience in the past three years:

Employer: Pearson, Inc.

Title: VP Sales - Talent and Emerging Markets

Dates of Service: January, 2017 - February, 2018

Responsibilities: Oversee an in-market professional sales team of ~50 full time sales and operational and support personnel responsible for selling a full suite of assessment products to clinical psychologists, healthcare institutions, school districts, corporations and administrators.

Other business experience in the past three years:

Employer: Alelo Inc.

Title: Advisory Board Member

Dates of Service: April, 2012 - January, 2018

Responsibilities: Advisor to the Company.

Name: Jay "Eli" Eisenberg

Jay "Eli" Eisenberg's current primary role is with Straight Line Management. Jay "Eli" Eisenberg currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Interim CFO & Consultant

Dates of Service: October, 2016 - Present

Responsibilities: Eli provides consulting services to the Company through his business, Straight Line Management. Eli's service also includes acting as interim CFO for the Company where he handles financial management.

Other business experience in the past three years:

Employer: Straight Line Management

Title: Founder & CEO

Dates of Service: November, 1991 - Present

Responsibilities: Straight Line Management provides growing companies with senior-level expertise in finance, strategic planning, and business management on a part-time or project basis. Eli runs all business aspects as CEO.

Name: Cliff Kamida

Cliff Kamida's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President, Production

Dates of Service: December, 2011 - Present

Responsibilities: Management of operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Lewis Johnson

Amount and nature of Beneficial ownership: 7,267,310

Percent of class: 51.44

Title of class: Preferred Stock

Stockholder Name: Lewis Johnson

Amount and nature of Beneficial ownership: 545,363

Percent of class: 51.44

RELATED PARTY TRANSACTIONS

Name of Entity: William Lewis Johnson

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: William Lewis Johnson, an owner, provided a loan to the company.

Material Terms: On July 31, 2019, the Company received a loan from one of its shareholder Lewis Johnson in the amount of $825,300. The loan carries an interest rate of 6.5% per annum and matures on July 30, 2020. As of December 31, 2019, the loan has an outstanding balance of $773,748 and complete amount is classified as current.

Name of Entity: R. Ann Johnson Estate

Names of 20% owners: William Lewis Johnson and Richard Lawrence Johnson

Relationship to Company: Estate of family member

Nature / amount of interest in the transaction: The company has a total of 11 outstanding loans from one of its shareholders R. Ann Johnson Estate for a combined amount of $305,000.

Material Terms: The loans are secured by Alelo intellectual property. The loans carry an interest rate of 6.5% per annum and mature in 12 months. As of March 31, 2020, the loans are all classified as current.

OUR SECURITIES

he company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,550,724 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 12,461,691 outstanding.

Voting Rights

Each holder of our common stock is entitled to one vote per share held.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

Subject to preferences that may be granted to holders of our preferred stock, holders of shares of common stock ("Common Shares") are entitled to receive ratably such dividends as may be declared by the Company's Board of Directors (the "Board") out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Shares will be a business decision to be made by the Board from time to time based upon the results of our operations, our financial condition and any other factors that the Board considers relevant. Payment of dividends on the Common Shares may be restricted by law, loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of any liquidation event, after the payment or setting aside for payment to the holders of our preferred stock, the entire remaining assets of the Company legally available for distribution shall be distributed pro-rata to the holders of our common stock in proportion to the number of Common Shares held by them.

Rights and Preferences

The rights, preferences, and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock and any additional classes of preferred stock that we may designate in the future.

Preferred Stock

The amount of security authorized is 12,000,000 with a total of 2,724,977 outstanding.

Voting Rights

Each holder of shares of our FlashSeed Preferred Stock ("Preferred Shares") is entitled to the number of votes equal to the number of Common Shares into which the Preferred Shares held by such holder could be converted as of the record date. The holders of Preferred Shares are entitled to vote on all matters on which the Common Shares are entitled to vote. Fractional votes are not, however, permitted and any fractional voting rights are disregarded.

Material Rights

Dividend Rights

In the event that dividends are paid on any Common Shares (other than dividends on Common Shares payable in additional shares of common stock), the Company shall pay a dividend on all outstanding Preferred Shares in a per share amount equal (on an as-if-converted-to-common-stock basis) to the amount paid or set aside for each Common Share.

Rights to Receive Liquidation Distributions

In the event of any liquidation event, the holders of Preferred Shares are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Shares by reason of their ownership of such stock, an amount per share for each Preferred Share held by them equal to the greater of (i) liquidation preference for such Preferred Share and (ii) such amount per share as would have been payable had all Preferred Share been converted into Common Stock immediately prior to such liquidation event. If upon a liquidation event, the assets of the Company legally available for distribution to the holders of the Preferred Shares are insufficient to permit the payment to such holders of the full amounts specified in this section, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro-rata among the holders of the Preferred Shares in proportion to the full amounts they would otherwise be entitled to receive.

Rights and Preferences

The rights, preferences, and privileges of the holders of Preferred Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of our Preferred Stock that we may designate from time to time in the future.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could become unenforceable or ineffective. One of the Company's most valuable assets is its intellectual property. We currently hold 2 issued patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have an additional patent pending. We believe the most valuable component of our intellectual property portfolio is our patents and their realization in software. Much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to AI-based training and assessment. There are several potential competitors who are better positioned than we are to take the majority of the market. We may compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They do not currently have products similar to Enskill®, but they might attempt to do so. They might succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. Your rights to sell these securities are restricted. These securities have not been registered under the Securities Act of 1933, as amended. These securities may not be offered, sold, or otherwise transferred, pledged, or hypothecated except as permitted under the Act and applicable state securities laws pursuant to registration or an exemption therefrom. Our financial projections are only estimates. There can be no assurance that the company will meet those projections. There can be no assurance that there is sufficient demand for the Company's products, that people think they are a better option than the competition and are priced at a level that allows the Company to make a profit and still attract business. Creditors might demand payment of outstanding debts. The Company has outstanding promissory notes requiring balloon payments when they fall due. It is possible that a creditor will refuse to renegotiate to renew these notes when they fall due and demand immediate payment, at which time the Company might be unable to comply. General Certain statements contained in this Offering Memorandum constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue" or "believe" or the negatives thereof or other variations thereon or other comparable terminology. Due to various risks and uncertainties, including those set forth below, actual events or results or the actual performance of the Company may differ materially from those reflected or contemplated in such forward-looking statements. Uncertain Risk An investment in our Common Stock involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of our Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in this Offering Memorandum. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Any valuation at this stage is difficult to assess The valuation for this offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage startup companies, is difficult to assess and you may risk overpaying for your investment. There is no public market for the Company's Common Stock, and it is not expected that any market will develop in the foreseeable future. The shares of Common Stock sold in this offering will not be registered under the Securities Act of 1933, as amended (the "Securities Act"). You will be required to make investment representations agreeing to restrictions on transfer necessary to satisfy the requirements of such exemption, and certificates representing the shares will bear legends indicating they are so restricted. Consequently, you may not be able to liquidate your investment and should be prepared to hold the shares for an indefinite period. The securities being offered have not been registered under the Securities Act in reliance, among other exemptions, on the exemptive provisions of Section 4(a)(6) ofthe Securities Act and Regulation Crowdfunding promulgated thereunder Similar reliance has been placed on available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, as amended, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws. The Company may not pay dividends for the foreseeable future. Although the holders of Common Stock are entitled to receiving dividends, as stated in the Company's Articles of Incorporation (as amended), holders of Common Stock are not guaranteed to receive any dividends from the Company. Accordingly, if you anticipate the need for current dividends or income from an investment in the Company's Common Stock you should not purchase any of the securities offered in the offering. The Company may not achieve an exit Like many other businesses, there are three primary ways to monetize the Company for its investors: (1) grow the business as a revenue generating entity that pays dividends to its stockholders from its operations; (2) grow the business into an attractive acquisition target and sell it; and (3) pursue an initial public offering. The Company does not plan to make distributions of profits to investors but may do so in amounts and at such times as management deems appropriate in its sole discretion. The Company can give no assurances that it will achieve any of these paths to liquidity. Terms of subsequent financings may adversely impact your investment We will likely need to engage in debt and/or equity financings in the future, which may reduce the value of your investment in our Common Stock. The extent of such possible reduction is difficult to predict in advance. Interest on debt securities could increase costs and negatively impact our operating results. Preferred stock could be issued in one or more series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of a future preferred stock financing could be more advantageous to those investors than to the holders of our Common Stock. In addition, if we need to raise more equity capital from another sale of our Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment in this offering, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will substantially depend upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds received in this offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the proceeds reserved for one category to another, and we will have broad discretion in doing so. Officers and directors are entitled to certain protections from the Company The Company will indemnify the officers and directors of the Company, as well as certain persons serving in certain other capacities at the request of the Board (each, an "Indemnitee"), for losses which arise out of acts or omissions of such Indemnitee under certain circumstances. While the Company may purchase insurance for the payment of such indemnity obligations, such coverage may be insufficient for a particular claim, and existing claims may limit its ability to obtain or continue to maintain such insurance coverage at a reasonable cost. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Additional Unforeseen Risks In addition to the risks described in this section, and elsewhere in this Offering Memorandum, other risks not presently foreseeable could negatively impact the Company's business, could disrupt its operations and could cause the Company to fail. Ultimately, you bear the risk of a complete and total loss of your investment. Certain other factors may affect future success Any continued future success that the Company might enjoy will depend upon many factors, including factors beyond the control of the Company and/or which cannot be predicted at this time. These factors may include but are not limited to changes in or increased levels of competition, including the entry of additional competitors and/or increased success by existing competitors; changes in general economic conditions; increases in labor and/or operating costs; the Company's ability to generate sufficient demand, expand its customer base and retain key customers; and reduced margins caused by competitive pressures, and/or other increased operating costs. These conditions may have a material adverse effect upon the Company's business, operating results, and financial condition. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out, and after priority liquidation preferences for equity securities, if any, have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. If the Company incurs debt, there may be risks associated with such borrowing Management of the Company has the unrestricted right to cause the Company to borrow money. If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of stockholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition. The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations. Our products could fail to achieve the sales projections we are expecting Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our products currently have. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. The success of the Company's business depends on its ability to effectively market and sell its product and related services The Company's ability to establish effective marketing and advertising campaigns is the key to its success and meeting its sales projections. The Company's advertisements promote its corporate image, product and related services. If the Company is unable to increase awareness of its brand, product and related services, the Company may not be able to attract new customers. The Company's marketing activities may not be successful in promoting the product and related services the Company sells or in retaining and increasing its customer base. The Company cannot assure you that its marketing programs will be adequate to support its future growth, which may result in a material adverse effect on its results of operations. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may reduce the working capital available the Company. Our failure to obtain or maintain adequate protection for our intellectual property rights for any reason could hurt our competitive position. Our intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our intellectual property protections without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. We currently hold 2 issued patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have an additional patent pending. We believe the most valuable component of our intellectual property portfolio is our patents and their realization in software. Much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to AI-based training and assessment. The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional service providers in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right service providers in the right positions at the right time. This would likely adversely impact the value of your investment. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and customers that utilize our platform. Further, any significant disruption in service on Alelo or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and customers interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Alelo could harm our reputation and materially negatively impact our financial condition and business. Creditors might demand payment of outstanding debts The Company has outstanding promissory notes requiring balloon payments when they become due. It is possible that a creditor will refuse to renegotiate to renew these notes when they become due and may demand immediate payment, at which time the Company might be unable to comply. Concurrent Share Offering The Company is concurrently offering shares of preferred stock at $0.69 per share, limited to accredited investors who purchase a minimum of $10,000 worth of shares. Purchasers of common stock in this offering will receive securities with fewer rights than the preferred stock, which has full voting rights, the right to purchase additional shares to protect against dilution, and preferential rights to proceeds in the event of liquidation. The Company has incurred losses in the past and anticipates that it may incur losses in the future The Company has incurred losses in some years and anticipates that it may incur losses in the future. The Company has financed its operations primarily through private offerings of equity securities and debt and the sales of its services. The Company expects its research and development expenses to continue in connection with its services and other development activities. The Company also expects that its general and administrative expenses will continue to increase due to the additional operational and regulatory burdens applicable to technology companies. As a result, the Company expects it may continue to incur operating losses in the future. These losses, among other things, have had and will continue to have an adverse effect on the Company's stockholders' equity. The Company may not have enough funds to sustain its business until it becomes profitable. Even if the Company raises funds through a crowdfunding round, the Company may not accurately anticipate how quickly it may use such funds and if such funds are sufficient to bring the business to sustained profitability.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2023.

Alelo Inc.

By   /s/ *Lewis Johnson*

     Name: Alelo Inc

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Alelo Inc
Combined Balance Sheet
As of December 31, 2022

	Alelo Inc	Alelo TLT, LLC.	TOTAL
ASSETS			
Current Assets			
Checking/Savings			
1003-01 · PayPal	382.86	0.00	382.86
1005-01 · Bank of the West	830.00	0.00	830.00
1007-01 · 1C Bank Checking	1,724.42	0.00	1,724.42
1001-02 · Petty Cash	0.00	23.00	23.00
1013-02 · Bank of the West Checking	0.00	406.95	406.95
1016-02 · 1C Bank Checking	0.00	4,569.77	4,569.77
Total Checking/Savings	2,937.28	4,999.72	7,937.00
Accounts Receivable			
1100-01 · Accounts Receivable	5,387.00	0.00	5,387.00
1100-02 · Accounts Receivable	0.00	-44.02	-44.02
Total Accounts Receivable	5,387.00	-44.02	5,342.98
Other Current Assets			
1255-01 · Unbilled Revenue	234.00	0.00	234.00
1500-01 · Loan Receivable - Alelo TLT	4,565,476.46	0.00	4,565,476.46
1200-02 · Pre-paid expenses	0.00	8,535.30	8,535.30
1500-02 · Loan Receivable - Alelo Inc			
1500-02 · Loan Receivable - Alelo Inc - Other	0.00	712,207.05	712,207.05
Total 1500-02 · Loan Receivable - Alelo Inc	0.00	712,207.05	712,207.05
Total Other Current Assets	4,565,710.46	720,742.35	5,286,452.81
Total Current Assets	4,574,034.74	725,698.05	5,299,732.79
Other Assets			
1700-01 · Intellectual Property			
1701-01 · Licenses	15,263.15	0.00	15,263.15
1702-01 · Patents	320,856.95	0.00	320,856.95
1703-01 · Trademarks	9,200.20	0.00	9,200.20
Total 1700-01 · Intellectual Property	345,320.30	0.00	345,320.30
1790-01 · Accumulated Amortization	-182,584.00	0.00	-182,584.00
1750-02 · Capitalized Software Costs	0.00	63,601.19	63,601.19
Total Other Assets	162,736.30	63,601.19	226,337.49
TOTAL ASSETS	**4,736,771.04**	**789,299.24**	**5,526,070.28**
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
2000-01 · Accounts Payable	9,000.00	0.00	9,000.00
2001-01 · Accounts Payable - Alelo TLT	3.00	0.00	3.00
2000-02 · Accounts Payable	0.00	318,839.32	318,839.32
Total Accounts Payable	9,003.00	318,839.32	327,842.32
Credit Cards			
2100-01 · American Express	61.11	0.00	61.11
2100-02 · BofA Visa Business Card	0.00	40,246.17	40,246.17
2103-02 · Union Bank Visa (6927)	0.00	37,002.01	37,002.01

Alelo Inc
Combined Balance Sheet
As of December 31, 2022

	Alelo Inc	Alelo TLT, LLC.	TOTAL
2110-02 · Citibank Business Card	0.00	24,115.29	24,115.29
Total Credit Cards	61.11	101,363.47	101,424.58
Other Current Liabilities			
2320-01 · Accrued Interest	114,120.99	0.00	114,120.99
2500-01 · Unearned Revenue	16,291.49	0.00	16,291.49
2550-01 · Loan Payable - Alelo TLT	712,207.05	0.00	712,207.05
2600-01 · Due to member			
2602-01 · Lewis Johnson CV (8,9,11,12,13)	1,755,717.80	0.00	1,755,717.80
2603-01 · Eugene Hale CV (6)	112,106.52	0.00	112,106.52
2605-01 · R. Ann Johnson CV (10)	1,261,494.65	0.00	1,261,494.65
Total 2600-01 · Due to member	3,129,318.97	0.00	3,129,318.97
2320-02 · Accrued Interest	0.00	27,482.95	27,482.95
2400-02 · Accrued Gross Payroll	0.00	44,072.06	44,072.06
2405-02 · Accrued Vacation	0.00	91,472.54	91,472.54
2420-02 · Payroll Liabilities			
2421-02 · HSA Payable	0.00	-208.46	-208.46
2422-02 · 401k Payable	0.00	3,602.74	3,602.74
2423-02 · Payroll Taxes Payable	0.00	-0.06	-0.06
2425-02 · Other Insurance Payable	0.00	196.69	196.69
2426-02 · Roth Payable	0.00	-0.69	-0.69
Total 2420-02 · Payroll Liabilities	0.00	3,590.22	3,590.22
2550-02 · Loan Payable - Alelo Inc	0.00	4,565,476.46	4,565,476.46
Total Other Current Liabilities	3,971,938.50	4,732,094.23	8,704,032.73
Total Current Liabilities	3,981,002.61	5,152,297.02	9,133,299.63
Long Term Liabilities			
EIDL Loan	0.00	499,900.00	499,900.00
Total Long Term Liabilities	0.00	499,900.00	499,900.00
Total Liabilities	3,981,002.61	5,652,197.02	9,633,199.63
Equity			
3000-01 · Common Stock			
3000-01 · Common Stock - Other	571,724.55	0.00	571,724.55
Total 3000-01 · Common Stock	571,724.55	0.00	571,724.55
3200-01 · Preferred Stock	1,950,230.82	0.00	1,950,230.82
3999-01 · Retained Earnings	-1,533,332.88	0.00	-1,533,332.88
Net Income	-232,854.06	-620,769.42	-853,623.48
3500-02 · Alelo Equity			
3502-02 · Alelo Investments	0.00	45,562.67	45,562.67
Total 3500-02 · Alelo Equity	0.00	45,562.67	45,562.67
3999-02 · Retained Earnings	0.00	-4,287,691.03	-4,287,691.03
Total Equity	755,768.43	-4,862,897.78	-4,107,129.35
TOTAL LIABILITIES & EQUITY	4,736,771.04	789,299.24	5,526,070.28

Alelo Inc
Combined Balance Sheet
As of December 31, 2021

	Alelo Inc	Alelo TLT, LLC.	TOTAL
ASSETS			
Current Assets			
Checking/Savings			
1003-01 · PayPal	1,264.78	0.00	1,264.78
1005-01 · Bank of the West	1,000.00	0.00	1,000.00
1007-01 · 1C Bank Checking	736.33	0.00	736.33
1001-02 · Petty Cash	0.00	23.00	23.00
1013-02 · Bank of the West Checking	0.00	989.00	989.00
1016-02 · 1C Bank Checking	0.00	22,830.71	22,830.71
Total Checking/Savings	3,001.11	23,842.71	26,843.82
Accounts Receivable			
1100-01 · Accounts Receivable	1,196.00	0.00	1,196.00
1100-02 · Accounts Receivable	0.00	193,621.35	193,621.35
1101-02 · Accounts Receivable - Alelo Inc	0.00	19,456.66	19,456.66
Total Accounts Receivable	1,196.00	213,078.01	214,274.01
Other Current Assets			
1500-01 · Loan Receivable - Alelo TLT	3,172,033.63	0.00	3,172,033.63
1200-02 · Pre-paid expenses	0.00	10,210.71	10,210.71
Total Other Current Assets	3,172,033.63	10,210.71	3,182,244.34
Total Current Assets	3,176,230.74	247,131.43	3,423,362.17
Other Assets			
1700-01 · Intellectual Property			
1701-01 · Licenses	15,263.15	0.00	15,263.15
1702-01 · Patents	320,856.95	0.00	320,856.95
1703-01 · Trademarks	9,200.20	0.00	9,200.20
Total 1700-01 · Intellectual Property	345,320.30	0.00	345,320.30
1790-01 · Accumulated Amortization	-167,977.00	0.00	-167,977.00
1750-02 · Capitalized Software Costs	0.00	127,012.28	127,012.28
Total Other Assets	177,343.30	127,012.28	304,355.58
TOTAL ASSETS	**3,353,574.04**	**374,143.71**	**3,727,717.75**
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
2000-01 · Accounts Payable	9,000.00	0.00	9,000.00
2000-02 · Accounts Payable	0.00	415,320.78	415,320.78
Total Accounts Payable	9,000.00	415,320.78	424,320.78
Credit Cards			
2100-01 · American Express	87.94	0.00	87.94
2100-02 · BofA Visa Business Card	0.00	43,955.79	43,955.79
2103-02 · Union Bank Visa (6927)	0.00	40,879.60	40,879.60
2110-02 · Citibank Business Card	0.00	25,104.24	25,104.24
Total Credit Cards	87.94	109,939.63	110,027.57
Other Current Liabilities			
2500-01 · Unearned Revenue	200.00	0.00	200.00

Alelo Inc
Combined Balance Sheet
As of December 31, 2021

	Alelo Inc	Alelo TLT, LLC.	TOTAL
2600-01 · Due to member			
2602-01 · Lewis Johnson CV (8,9,11,12,13)	1,520,279.75	0.00	1,520,279.75
2603-01 · Eugene Hale CV (6)	119,656.65	0.00	119,656.65
2605-01 · R. Ann Johnson CV (10)	746,494.65	0.00	746,494.65
Total 2600-01 · Due to member	2,386,431.05	0.00	2,386,431.05
2400-02 · Accrued Gross Payroll	0.00	41,435.00	41,435.00
2405-02 · Accrued Vacation	0.00	95,451.46	95,451.46
2420-02 · Payroll Liabilities			
2421-02 · HSA Payable	0.00	-100.00	-100.00
2422-02 · 401k Payable	0.00	13,984.62	13,984.62
2425-02 · Other Insurance Payable	0.00	360.70	360.70
2426-02 · Roth Payable	0.00	2,517.51	2,517.51
Total 2420-02 · Payroll Liabilities	0.00	16,762.83	16,762.83
2550-02 · Loan Payable - Alelo Inc	0.00	3,172,033.63	3,172,033.63
2620-02 · PPP Loan	0.00	210,400.00	210,400.00
Total Other Current Liabilities	2,386,631.05	3,536,082.92	5,922,713.97
Total Current Liabilities	2,395,718.99	4,061,343.33	6,457,062.32
Long Term Liabilities			
EIDL Loan	0.00	499,900.00	499,900.00
2703-02 · Bank of the West Restructure	0.00	55,028.74	55,028.74
Total Long Term Liabilities	0.00	554,928.74	554,928.74
Total Liabilities	2,395,718.99	4,616,272.07	7,011,991.06
Equity			
3000-01 · Common Stock			
3000-01 · Common Stock - Other	540,957.11	0.00	540,957.11
Total 3000-01 · Common Stock	540,957.11	0.00	540,957.11
3200-01 · Preferred Stock	1,950,230.82	0.00	1,950,230.82
3999-01 · Retained Earnings	-1,109,622.17	0.00	-1,109,622.17
Net Income	-423,710.71	-1,355,718.49	-1,779,429.20
3500-02 · Alelo Equity			
3502-02 · Alelo Investments	0.00	45,562.67	45,562.67
Total 3500-02 · Alelo Equity	0.00	45,562.67	45,562.67
3999-02 · Retained Earnings	0.00	-2,931,972.54	-2,931,972.54
Total Equity	957,855.05	-4,242,128.36	-3,284,273.31
TOTAL LIABILITIES & EQUITY	3,353,574.04	374,143.71	3,727,717.75

Alelo Inc
Combined Profit And Loss
January through December 2022

	Alelo Inc	Alelo TLT, LLC.	TOTAL
Ordinary Income/Expense			
Income			
4010-01 · Services	150,454.00	0.00	150,454.00
4030-01 · License Sales	47,966.50	0.00	47,966.50
4010-02 · Government Revenue	0.00	446,091.88	446,091.88
4020-02 · Commercial Revenue	0.00	366,558.58	366,558.58
Total Income	198,420.50	812,650.46	1,011,070.96
Cost of Goods Sold			
5000-01 · Direct Costs			
5015-01 · Direct Contractor	76,683.10	0.00	76,683.10
Total 5000-01 · Direct Costs	76,683.10	0.00	76,683.10
Total COGS	76,683.10	0.00	76,683.10
Gross Profit	121,737.40	812,650.46	934,387.86
Expense			
6500-01 · Business Development			
6510-01 · BD Contractor	81,915.89	0.00	81,915.89
6514-01 · BD Other	97,646.97	0.00	97,646.97
6700-01 · Bid & Proposal			
6715-01 · B&P Contractor	16,102.25	0.00	16,102.25
Total 6700-01 · Bid & Proposal	16,102.25	0.00	16,102.25
Total 6500-01 · Business Development	195,665.11	0.00	195,665.11
7000-01 · G&A Expense			
7010-01 · Accounting & Legal	5,600.00	0.00	5,600.00
7015-01 · Fees			
7016-01 · Bank	462.37	0.00	462.37
7015-01 · Fees - Other	110.21	0.00	110.21
Total 7015-01 · Fees	572.58	0.00	572.58
7046-01 · Amortization	14,607.00	0.00	14,607.00
7050-01 · Dues, Fees & Memberships	627.84	0.00	627.84
7110-01 · Tax			
7112-01 · State Income	1,600.00	0.00	1,600.00
Total 7110-01 · Tax	1,600.00	0.00	1,600.00
Total 7000-01 · G&A Expense	23,007.42	0.00	23,007.42
7500-01 · R&D Expense			
7515-01 · R&D Contractor	260,417.00	0.00	260,417.00
Total 7500-01 · R&D Expense	260,417.00	0.00	260,417.00
9510-01 · Interest Expense	173,824.36	0.00	173,824.36
5000-02 · Direct Costs			
5005-02 · Direct Labor	0.00	301,286.32	301,286.32
5010-02 · Direct Travel	0.00	5,786.54	5,786.54
5015-02 · Direct Contractor	0.00	25,222.50	25,222.50
5020-02 · Direct Other	0.00	2,512.64	2,512.64
Total 5000-02 · Direct Costs	0.00	334,808.00	334,808.00
6000-02 · Overhead Expense			
6005-02 · Overhead Labor	0.00	184,377.72	184,377.72

Alelo Inc
Combined Profit And Loss
January through December 2022

	Alelo Inc	Alelo TLT, LLC.	TOTAL
6006-02 · Overhead Travel	0.00	42.50	42.50
6025-02 · Business Insurance	0.00	14,531.51	14,531.51
6035-02 · Computer Supplies & Software	0.00	1,969.84	1,969.84
6050-02 · Dues, Fees & Memberships	0.00	3,395.28	3,395.28
6065-02 · Internet & Computing Services	0.00	33,852.37	33,852.37
6080-02 · Office Supplies	0.00	142.19	142.19
6085-02 · Outside Services	0.00	22.40	22.40
6100-02 · Postage & Delivery	0.00	951.22	951.22
6105-02 · Printing & Reproduction	0.00	0.00	0.00
6110-02 · Recruiting & Relocation	0.00	1,346.40	1,346.40
6115-02 · Rent	0.00	7,751.04	7,751.04
6120-02 · Telephone	0.00	5,016.19	5,016.19
6125-02 · OH Training			
6126-02 · OH Training Labor	0.00	0.00	0.00
Total 6125-02 · OH Training	0.00	0.00	0.00
6129-02 · Meals	0.00	258.12	258.12
6135-02 · Utilities	0.00	0.00	0.00
6300-02 · Overhead Fringe			
6305-02 · 401K	0.00	18,740.36	18,740.36
6310-02 · Employee Insurance	0.00	73,212.17	73,212.17
6315-02 · Employee Morale	0.00	352.72	352.72
6320-02 · Employee Parking	0.00	0.00	0.00
6325-02 · Payroll Taxes	0.00	44,352.11	44,352.11
6330-02 · Paid Leave			
6331-02 · Vacation Leave	0.00	23,558.11	23,558.11
6332-02 · Sick Leave	0.00	12,633.14	12,633.14
6333-02 · Holiday Leave	0.00	24,658.76	24,658.76
6334-02 · Other Leave	0.00	0.00	0.00
Total 6330-02 · Paid Leave	0.00	60,850.01	60,850.01
6350-02 · Worker's Compensation	0.00	8,346.72	8,346.72
Total 6300-02 · Overhead Fringe	0.00	205,854.09	205,854.09
6500-02 · Business Development			
6505-02 · BD Labor	0.00	4,720.73	4,720.73
6506-02 · BD Travel	0.00	1,205.55	1,205.55
6510-02 · BD Contractor	0.00	800.00	800.00
6514-02 · BD Other	0.00	11,834.18	11,834.18
6800-02 · BD Fringe			
6805-02 · 401K	0.00	1,239.37	1,239.37
6810-02 · Employee Insurance	0.00	0.00	0.00
6825-02 · Payroll Taxes	0.00	2,824.37	2,824.37
6830-02 · Paid Leave			
6831-02 · Vacation Leave	0.00	3,582.86	3,582.86
6832-02 · Sick Leave	0.00	730.64	730.64
6833-02 · Holiday Leave	0.00	3,307.10	3,307.10
Total 6830-02 · Paid Leave	0.00	7,620.60	7,620.60

Alelo Inc
Combined Profit And Loss
January through December 2022

	Alelo Inc	Alelo TLT, LLC.	TOTAL
Total 6800-02 · BD Fringe	0.00	11,684.34	11,684.34
6500-02 · Business Development - Other	0.00	542.20	542.20
Total 6500-02 · Business Development	0.00	30,787.00	30,787.00
Total 6000-02 · Overhead Expense	0.00	490,297.87	490,297.87
7000-02 · G&A Expense			
6700-02 · Bid & Proposal			
6705-02 · B&P Labor	0.00	24,941.31	24,941.31
Total 6700-02 · Bid & Proposal	0.00	24,941.31	24,941.31
7005-02 · G&A Labor	0.00	55,761.29	55,761.29
7006-02 · G&A Travel	0.00	140.00	140.00
7010-02 · Accounting & Legal	0.00	29,217.30	29,217.30
7015-02 · Fees			
7016-02 · Bank	0.00	1,948.03	1,948.03
7017-02 · 401K	0.00	3,025.00	3,025.00
7018-02 · Credit Card Processing	0.00	2.00	2.00
7019-02 · Payroll Processing	0.00	2,359.95	2,359.95
Total 7015-02 · Fees	0.00	7,334.98	7,334.98
7025-02 · Business Insurance	0.00	26,750.86	26,750.86
7030-02 · Business License	0.00	345.10	345.10
7035-02 · Computer Supplies & Software	0.00	16,711.66	16,711.66
7040-02 · G&A Contractor	0.00	151,712.03	151,712.03
7050-02 · Dues, Fees & Memberships	0.00	8,732.35	8,732.35
7065-02 · Internet & Computing Services	0.00	6,787.79	6,787.79
7080-02 · Office Supplies	0.00	24.60	24.60
7085-02 · Outside Services	0.00	5.60	5.60
7096-02 · Tax			
7098-02 · State Income	0.00	800.00	800.00
Total 7096-02 · Tax	0.00	800.00	800.00
7100-02 · Postage & Delivery	0.00	0.00	0.00
7105-02 · Printing & Reproduction	0.00	55.34	55.34
7110-02 · Recruiting & Relocation	0.00	336.60	336.60
7115-02 · Rent	0.00	1,937.76	1,937.76
7120-02 · Telephone	0.00	768.60	768.60
7129-02 · Meals	0.00	0.00	0.00
7135-02 · Utilities	0.00	0.00	0.00
7300-02 · G&A Fringe			
7305-02 · 401K	0.00	2,093.78	2,093.78
7310-02 · Employee Insurance	0.00	28,055.84	28,055.84
7315-02 · Employee Morale	0.00	88.18	88.18
7320-02 · Employee Parking	0.00	0.00	0.00
7325-02 · Payroll Taxes	0.00	5,141.35	5,141.35
7330-02 · Paid Leave			
7331-02 · Vacation Leave	0.00	2,507.87	2,507.87
7332-02 · Sick Leave	0.00	1,389.42	1,389.42
7333-02 · Holiday Leave	0.00	2,881.37	2,881.37

Alelo Inc
Combined Profit And Loss
January through December 2022

	Alelo Inc	Alelo TLT, LLC.	TOTAL
7334-02 · Other Leave	0.00	0.00	0.00
Total 7330-02 · Paid Leave	0.00	6,778.66	6,778.66
7350-02 · Worker's Compensation	0.00	2,086.67	2,086.67
Total 7300-02 · G&A Fringe	0.00	44,244.48	44,244.48
7500-02 · IR&D Expense			
7505-02 · IR&D Labor	0.00	288,600.62	288,600.62
7515-02 · IR&D Contractor	0.00	240.00	240.00
7520-02 · IR&D Other	0.00	1,620.00	1,620.00
7800-02 · IR&D Fringe			
7805-02 · 401K	0.00	11,196.88	11,196.88
7810-02 · Employee Insurance	0.00	0.00	0.00
7825-02 · Payroll Taxes	0.00	25,120.77	25,120.77
7830-02 · Paid Leave			
7831-02 · Vacation Leave	0.00	20,042.38	20,042.38
7832-02 · Sick Leave	0.00	7,773.34	7,773.34
7833-02 · Holiday Leave	0.00	21,568.50	21,568.50
7834-02 · Other Leave	0.00	0.00	0.00
Total 7830-02 · Paid Leave	0.00	49,384.22	49,384.22
Total 7800-02 · IR&D Fringe	0.00	85,701.87	85,701.87
Total 7500-02 · IR&D Expense	0.00	376,162.49	376,162.49
Total 7000-02 · G&A Expense	0.00	752,770.14	752,770.14
8000-02 · Fringe Expense			
8005-02 · 401K	0.00	0.00	0.00
8010-02 · Employee Insurance	0.00	0.00	0.00
8015-02 · Employee Morale	0.00	0.00	0.00
8020-02 · Employee Parking	0.00	0.00	0.00
8025-02 · Payroll Taxes	0.00	0.00	0.00
8030-02 · Paid Leave			
8031-02 · Vacation Leave	0.00	0.00	0.00
8032-02 · Sick Leave	0.00	0.00	0.00
8033-02 · Holiday Leave	0.00	0.00	0.00
8034-02 · Other Leave	0.00	0.00	0.00
Total 8030-02 · Paid Leave	0.00	0.00	0.00
8050-02 · Worker's Compensation	0.00	-0.01	-0.01
Total 8000-02 · Fringe Expense	0.00	-0.01	-0.01
8500-02 · Service Center Expense			
8525-02 · Business Insurance	0.00	0.00	0.00
8535-02 · Computer Supplies & Software	0.00	0.00	0.00
8550-02 · Dues, Fees & Memberships	0.00	0.00	0.00
8565-02 · Internet & Computing Services	0.00	0.00	0.00
8580-02 · Office Supplies	0.00	0.00	0.00
8585-02 · Outside Services	0.00	0.00	0.00
8600-02 · Postage & Delivery	0.00	0.00	0.00
8605-02 · Printing & Reproduction	0.00	0.00	0.00
8610-02 · Recruiting & Relocation	0.00	153.00	153.00

Alelo Inc
Combined Profit And Loss
January through December 2022

	Alelo Inc	Alelo TLT, LLC.	TOTAL
8615-02 · Rent	0.00	0.00	0.00
8620-02 · Telephone	0.00	0.00	0.00
8629-02 · Meals	0.00	0.00	0.00
8635-02 · Utilities	0.00	0.00	0.00
Total 8500-02 · Service Center Expense	0.00	153.00	153.00
9900-02 · Unallowable Expense			
9510-02 · Interest Expense	0.00	70,021.00	70,021.00
9925-02 · Late Fees/Penalties	0.00	514.27	514.27
Total 9900-02 · Unallowable Expense	0.00	70,535.27	70,535.27
Total Expense	652,913.89	1,648,564.27	2,301,478.16
Net Ordinary Income	-531,176.49	-835,913.81	-1,367,090.30
Other Income/Expense			
Other Income			
9000-01 · Other Income	300,000.01	0.00	300,000.01
9001-01 · Interest Income	5.39	0.00	5.39
9000-02 · Other Income	0.00	215,244.39	215,244.39
Total Other Income	300,005.40	215,244.39	515,249.79
Other Expense			
77000 · Exchange Gain or Loss	357.95	0.00	357.95
9600-01 · Crowdfunding Expenses	1,325.02	0.00	1,325.02
9500-02 · Other Expenses	0.00	100.00	100.00
Total Other Expense	1,682.97	100.00	1,782.97
Net Other Income	298,322.43	215,144.39	513,466.82
Net Income	-232,854.06	-620,769.42	-853,623.48

Alelo Inc
Combined Profit And Loss
January through December 2021

	Alelo Inc	Alelo TLT, LLC.	TOTAL
Ordinary Income/Expense			
Income			
4010-01 · Services	200.00	0.00	200.00
4030-01 · License Sales	2,483.21	0.00	2,483.21
4070-01 · Donations	5,396.83	0.00	5,396.83
4010-02 · Government Revenue	0.00	320,639.36	320,639.36
4020-02 · Commercial Revenue	0.00	139,728.30	139,728.30
Total Income	8,080.04	460,367.66	468,447.70
Cost of Goods Sold			
5000-01 · Direct Costs			
5015-01 · Direct Contractor	155.16	0.00	155.16
Total 5000-01 · Direct Costs	155.16	0.00	155.16
Total COGS	155.16	0.00	155.16
Gross Profit	7,924.88	460,367.66	468,292.54
Expense			
6500-01 · Business Development			
6510-01 · BD Contractor	66,248.55	0.00	66,248.55
6514-01 · BD Other	50,241.13	0.00	50,241.13
6700-01 · Bid & Proposal			
6715-01 · B&P Contractor	11,110.13	0.00	11,110.13
Total 6700-01 · Bid & Proposal	11,110.13	0.00	11,110.13
Total 6500-01 · Business Development	127,599.81	0.00	127,599.81
7000-01 · G&A Expense			
7015-01 · Fees			
7016-01 · Bank	436.60	0.00	436.60
7021-01 · Late Fees	35.00	0.00	35.00
7015-01 · Fees - Other	54.87	0.00	54.87
Total 7015-01 · Fees	526.47	0.00	526.47
7030-01 · Business License	128.81	0.00	128.81
7046-01 · Amortization	14,607.00	0.00	14,607.00
7050-01 · Dues, Fees & Memberships	4,923.88	0.00	4,923.88
Total 7000-01 · G&A Expense	20,186.16	0.00	20,186.16
7500-01 · R&D Expense			
7515-01 · R&D Contractor	91,722.80	0.00	91,722.80
Total 7500-01 · R&D Expense	91,722.80	0.00	91,722.80
9510-01 · Interest Expense	111,658.78	0.00	111,658.78
5000-02 · Direct Costs			
5005-02 · Direct Labor	0.00	255,856.66	255,856.66
5010-02 · Direct Travel	0.00	806.13	806.13
5015-02 · Direct Contractor	0.00	76,040.75	76,040.75
5020-02 · Direct Other	0.00	0.00	0.00
Total 5000-02 · Direct Costs	0.00	332,703.54	332,703.54
6000-02 · Overhead Expense			
6005-02 · Overhead Labor	0.00	146,490.56	146,490.56
6006-02 · Overhead Travel	0.00	1,118.06	1,118.06

Alelo Inc
Combined Profit And Loss
January through December 2021

	Alelo Inc	Alelo TLT, LLC.	TOTAL
6025-02 · Business Insurance	0.00	27,811.58	27,811.58
6035-02 · Computer Supplies & Software	0.00	1,498.09	1,498.09
6050-02 · Dues, Fees & Memberships	0.00	10,156.31	10,156.31
6065-02 · Internet & Computing Services	0.00	32,694.95	32,694.95
6075-02 · Moving Expense	0.00	9,984.01	9,984.01
6080-02 · Office Supplies	0.00	1,253.72	1,253.72
6085-02 · Outside Services	0.00	22.40	22.40
6090-02 · Parking Validation	0.00	43.72	43.72
6095-02 · Photos/Media	0.00	1,990.00	1,990.00
6100-02 · Postage & Delivery	0.00	521.21	521.21
6105-02 · Printing & Reproduction	0.00	29.71	29.71
6110-02 · Recruiting & Relocation	0.00	1,392.00	1,392.00
6115-02 · Rent	0.00	126,752.37	126,752.37
6120-02 · Telephone	0.00	8,815.86	8,815.86
6125-02 · OH Training			
6126-02 · OH Training Labor	0.00	0.00	0.00
6131-02 · OH Training Other	0.00	29.00	29.00
6125-02 · OH Training - Other	0.00	500.00	500.00
Total 6125-02 · OH Training	0.00	529.00	529.00
6129-02 · Meals	0.00	110.00	110.00
6135-02 · Utilities	0.00	0.00	0.00
6300-02 · Overhead Fringe			
6305-02 · 401K	0.00	16,853.71	16,853.71
6310-02 · Employee Insurance	0.00	83,639.21	83,639.21
6315-02 · Employee Morale	0.00	309.87	309.87
6320-02 · Employee Parking	0.00	1,680.80	1,680.80
6325-02 · Payroll Taxes	0.00	36,721.47	36,721.47
6330-02 · Paid Leave			
6331-02 · Vacation Leave	0.00	23,706.59	23,706.59
6332-02 · Sick Leave	0.00	10,438.35	10,438.35
6333-02 · Holiday Leave	0.00	25,376.82	25,376.82
6334-02 · Other Leave	0.00	71.75	71.75
Total 6330-02 · Paid Leave	0.00	59,593.51	59,593.51
6350-02 · Worker's Compensation	0.00	7,312.17	7,312.17
Total 6300-02 · Overhead Fringe	0.00	206,110.74	206,110.74
6500-02 · Business Development			
6505-02 · BD Labor	0.00	10,570.09	10,570.09
6506-02 · BD Travel	0.00	3,094.37	3,094.37
6510-02 · BD Contractor	0.00	430.00	430.00
6514-02 · BD Other	0.00	10,561.01	10,561.01
6800-02 · BD Fringe			
6805-02 · 401K	0.00	1,288.00	1,288.00
6810-02 · Employee Insurance	0.00	0.00	0.00
6825-02 · Payroll Taxes	0.00	3,094.85	3,094.85
6830-02 · Paid Leave			

Alelo Inc
Combined Profit And Loss
January through December 2021

	Alelo Inc	Alelo TLT, LLC.	TOTAL
6831-02 · Vacation Leave	0.00	1,136.82	1,136.82
6832-02 · Sick Leave	0.00	645.53	645.53
6833-02 · Holiday Leave	0.00	1,768.63	1,768.63
Total 6830-02 · Paid Leave	0.00	3,550.98	3,550.98
Total 6800-02 · BD Fringe	0.00	7,933.83	7,933.83
Total 6500-02 · Business Development	0.00	32,589.30	32,589.30
Total 6000-02 · Overhead Expense	0.00	609,913.59	609,913.59
7000-02 · G&A Expense			
6700-02 · Bid & Proposal			
6705-02 · B&P Labor	0.00	22,243.33	22,243.33
6710-02 · B&P Travel	0.00	500.00	500.00
Total 6700-02 · Bid & Proposal	0.00	22,743.33	22,743.33
7005-02 · G&A Labor	0.00	72,081.67	72,081.67
7006-02 · G&A Travel	0.00	84.00	84.00
7010-02 · Accounting & Legal	0.00	18,182.12	18,182.12
7015-02 · Fees			
7016-02 · Bank	0.00	3,328.75	3,328.75
7017-02 · 401K	0.00	3,025.00	3,025.00
7018-02 · Credit Card Processing	0.00	145.00	145.00
7019-02 · Payroll Processing	0.00	2,284.00	2,284.00
Total 7015-02 · Fees	0.00	8,782.75	8,782.75
7025-02 · Business Insurance	0.00	7,869.55	7,869.55
7030-02 · Business License	0.00	1,552.89	1,552.89
7035-02 · Computer Supplies & Software	0.00	4,619.96	4,619.96
7040-02 · G&A Contractor	0.00	204,172.61	204,172.61
7050-02 · Dues, Fees & Memberships	0.00	6,427.97	6,427.97
7065-02 · Internet & Computing Services	0.00	6,814.91	6,814.91
7080-02 · Office Supplies	0.00	41.34	41.34
7085-02 · Outside Services	0.00	125.60	125.60
7096-02 · Tax			
7097-02 · Property	0.00	184.05	184.05
Total 7096-02 · Tax	0.00	184.05	184.05
7100-02 · Postage & Delivery	0.00	0.00	0.00
7105-02 · Printing & Reproduction	0.00	0.00	0.00
7110-02 · Recruiting & Relocation	0.00	348.00	348.00
7115-02 · Rent	0.00	31,688.04	31,688.04
7120-02 · Telephone	0.00	1,762.15	1,762.15
7129-02 · Meals	0.00	0.00	0.00
7135-02 · Utilities	0.00	0.00	0.00
7300-02 · G&A Fringe			
7305-02 · 401K	0.00	2,717.26	2,717.26
7310-02 · Employee Insurance	0.00	36,120.48	36,120.48
7315-02 · Employee Morale	0.00	0.00	0.00
7320-02 · Employee Parking	0.00	420.20	420.20
7325-02 · Payroll Taxes	0.00	6,793.20	6,793.20

Alelo Inc
Combined Profit And Loss
January through December 2021

	Alelo Inc	Alelo TLT, LLC.	TOTAL
7330-02 · Paid Leave			
7331-02 · Vacation Leave	0.00	4,137.52	4,137.52
7332-02 · Sick Leave	0.00	1,639.55	1,639.55
7333-02 · Holiday Leave	0.00	4,199.76	4,199.76
7334-02 · Other Leave	0.00	0.00	0.00
Total 7330-02 · Paid Leave	0.00	9,976.83	9,976.83
7350-02 · Worker's Compensation	0.00	1,828.08	1,828.08
Total 7300-02 · G&A Fringe	0.00	57,856.05	57,856.05
7500-02 · IR&D Expense			
7505-02 · IR&D Labor	0.00	325,046.84	325,046.84
7510-02 · IR&D Travel	0.00	219.11	219.11
7515-02 · IR&D Contractor	0.00	10,654.00	10,654.00
7520-02 · IR&D Other	0.00	3,351.19	3,351.19
7800-02 · IR&D Fringe			
7805-02 · 401K	0.00	12,445.96	12,445.96
7810-02 · Employee Insurance	0.00	0.00	0.00
7825-02 · Payroll Taxes	0.00	31,011.24	31,011.24
7830-02 · Paid Leave			
7831-02 · Vacation Leave	0.00	18,150.38	18,150.38
7832-02 · Sick Leave	0.00	6,159.09	6,159.09
7833-02 · Holiday Leave	0.00	15,905.46	15,905.46
7834-02 · Other Leave	0.00	0.00	0.00
Total 7830-02 · Paid Leave	0.00	40,214.93	40,214.93
Total 7800-02 · IR&D Fringe	0.00	83,672.13	83,672.13
Total 7500-02 · IR&D Expense	0.00	422,943.27	422,943.27
Total 7000-02 · G&A Expense	0.00	868,280.26	868,280.26
8000-02 · Fringe Expense			
8005-02 · 401K	0.00	0.00	0.00
8010-02 · Employee Insurance	0.00	0.00	0.00
8015-02 · Employee Morale	0.00	0.00	0.00
8020-02 · Employee Parking	0.00	0.00	0.00
8025-02 · Payroll Taxes	0.00	0.00	0.00
8030-02 · Paid Leave			
8031-02 · Vacation Leave	0.00	-2,106.00	-2,106.00
8032-02 · Sick Leave	0.00	0.00	0.00
8033-02 · Holiday Leave	0.00	0.00	0.00
8034-02 · Other Leave	0.00	0.00	0.00
Total 8030-02 · Paid Leave	0.00	-2,106.00	-2,106.00
8050-02 · Worker's Compensation	0.00	22.51	22.51
Total 8000-02 · Fringe Expense	0.00	-2,083.49	-2,083.49
8500-02 · Service Center Expense			
8525-02 · Business Insurance	0.00	0.00	0.00
8535-02 · Computer Supplies & Software	0.00	0.00	0.00
8550-02 · Dues, Fees & Memberships	0.00	0.00	0.00
8565-02 · Internet & Computing Services	0.00	0.00	0.00

Alelo Inc
Combined Profit And Loss
January through December 2021

	Alelo Inc	Alelo TLT, LLC.	TOTAL
8580-02 · Office Supplies	0.00	0.00	0.00
8585-02 · Outside Services	0.00	0.00	0.00
8600-02 · Postage & Delivery	0.00	0.00	0.00
8605-02 · Printing & Reproduction	0.00	0.00	0.00
8610-02 · Recruiting & Relocation	0.00	0.00	0.00
8615-02 · Rent	0.00	0.00	0.00
8620-02 · Telephone	0.00	0.00	0.00
8629-02 · Meals	0.00	0.00	0.00
8635-02 · Utilities	0.00	0.00	0.00
Total 8500-02 · Service Center Expense	0.00	0.00	0.00
9900-02 · Unallowable Expense			
9510-02 · Interest Expense	0.00	7,117.32	7,117.32
9925-02 · Late Fees/Penalties	0.00	157.00	157.00
Total 9900-02 · Unallowable Expense	0.00	7,274.32	7,274.32
Total Expense	351,167.55	1,816,088.22	2,167,255.77
Net Ordinary Income	-343,242.67	-1,355,720.56	-1,698,963.23
Other Income/Expense			
Other Income			
9000-01 · Other Income	100,000.00	0.00	100,000.00
9001-01 · Interest Income	21.06	0.00	21.06
9000-02 · Other Income	0.00	0.82	0.82
9001-02 · Interest Income	0.00	1.25	1.25
Total Other Income	100,021.06	2.07	100,023.13
Other Expense			
9600-01 · Crowdfunding Expenses	180,489.10	0.00	180,489.10
Total Other Expense	180,489.10	0.00	180,489.10
Net Other Income	-80,468.04	2.07	-80,465.97
Net Income	-423,710.71	-1,355,718.49	-1,779,429.20

Statement of Changes in Stockholders Equity	Preferred Stock (amount)	Additional Paid In Capital	Accumulated Deficit	Total Stockholder Equity
Balance December 31, 2020				(1,742,781.99)
Net Income/Loss (2021)			(1,919,157.50)	(1,919,157.50)
Capital Raised From Crowdfunding		217,937.88		217,937.88
Change in Preferred Stock	20,000.00			20,000.00
Balance December 31, 2021				(3,424,001.61)
Net Income/(Loss) (2022)			(853,492.56)	(853,492.56)
Capital Raised From Crowdfunding		30,767.44		30,767.44
Balance December 31, 2022				(4,246,726.73)

Alelo Inc

	Jan - Dec 2022	Jan - Dec 2021
OPERATING ACTIVITIES		
Net Income/(Loss)	(853,623)	(1,779,429)
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Accounts Receivable	208,931	(193,968)
Pre-paid expenses	1,675	4,091
Accounts Payable	(96,478)	279,721
Credit Cards	(8,603)	17,936
Other Current Liabilities	142,947	29,144
Security Deposit		51,864
Net cash provided by Operating Activities	(605,152)	(1,590,642)
INVESTING ACTIVITIES		
Capitalized Software Costs	63,411	21,137
Accumulated Amortization	14,607	14,607
Net cash provided by Investing Activities	78,018	35,744
FINANCING ACTIVITIES		
Borrowings on Loan	532,488	1,093,464
EIDL Loan		499,900
Repayment on Loan Payable	(55,029)	(288,629)
Common Stock	30,767	217,938
Preferred Stock		20,000
Net cash provided by Financing Activities	508,227	1,542,673
Net cash increase for period	(18,907)	(12,225)
Cash at beginning of period	26,844	39,069
Cash at end of period	7,937	26,844

NOTE 1 – NATURE OF OPERATIONS

Alelo Inc was incorporated in 2005 ("Inception") in the State of Califoirnia. The financial statements of Alelo Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Alelo uses artificial intelligence to help people realize their potential. People around the world use Alelo's AI simulations to develop and assess communication skills and interpersonal skills.

Alelo developed its technology originally to help military members quickly learn foreign languages and cultures before they deploy overseas. It helped reduce conflicts and even save lives. It now makes this technology available via the cloud to everybody, to help them overcome the communication problems they face in the workplace every day. Over 500,000 people in over 25 countries have used Alelo's AI simulations and technology platform.

Alelo is a Hawaiian word meaning tongue or language. Alelo also refers to the tip of a traditional Hawaiian canoe paddle, which cuts into the water and propels the canoe forward. It is thus a metaphor for a leading-edge company that is charting a course to the future of learning and assessment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation
The Company's consolidated financial statements include the accounts of Alelo, Inc., and completely owned subsidiaries over which Alelo, Inc. exercises control. Intercompany accounts and transactions have been eliminated in consolidation. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2—Observable prices that are based on inputs not quoted on active markets,but corroborated by market data.
Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Revenue Recognition
The Company recognize revenues from companies and educational institutions purchase subscriptions to Alelo simulation-based training and assessment products, and from a service fee charge to customers to support users accessing the custom Al simulations when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

Alelo, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts

that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk
The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

I, W. Lewis Johnson, the President and CEO of Alelo Inc, hereby certify that the financial statements of Alelo Inc and notes thereto for the periods ending 2021 and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Alelo Inc has not yet filed its federal tax return for the 2022 tax return.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 1st if May, 2023 (Date of Execution).

_____ (Signature)

CEO_____ (Title)

May 1, 2023_____ (Date)

CERTIFICATION

I, Lewis Johnson, Principal Executive Officer of Alelo Inc., hereby certify that the financial statements of Alelo Inc. included in this Report are true and complete in all material respects.

Lewis Johnson

CEO